Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Feb. 1, 2014	Feb. 2, 2013	Jan. 28, 2012	Jan. 29, 2011	Jan. 30, 2010
NET EARNINGS
Income from continuing operations	$429	$397	$278	$169	$47
Income tax expense	234	210	157	88	26
Interest expense, excluding capitalized interest	11	11	13	14	13
Portion of rents deemed representative of the interest factor (1/3)	236	222	218	213	217
	$910	$840	$666	$484	$303
FIXED CHARGES
Gross interest expense	$11	$11	$13	$14	$13
Portion of rents deemed representative of the interest factor (1/3)	236	222	218	213	217
	$247	$233	$231	$227	$230
RATIO OF EARNINGS TO FIXED CHARGES	3.7	3.6	2.9	2.1	1.3